EXHIBIT 99.1

Liminal BioSciences Provides R&D Update

  LMNL6326 nominated as lead preclinical candidate for OXER1 antagonist development program, targeting the treatment of eosinophil-driven diseases
  Advancement of clinical trial application (CTA) enabling preclinical studies of LMNL6511 to support CTA filing for Phase 1 clinical trial in H2 2023
  Insights gained from In Vivo preclinical studies of LMNL6511 to further refine potential indications' spectrum
  GPR40 agonist development program on track

LAVAL, QC and CAMBRIDGE, England, June 2, 2023 /CNW/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), announced today that the Company has nominated a lead preclinical candidate, LMNL6326, for the development of its OXER1 antagonist program, targeting the treatment of eosinophil-driven diseases.

"We are pleased to be nominating LMNL6326 as our second preclinical candidate of 2023, strengthening our development pipeline and validating our G protein-coupled receptor drug discovery engine," stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. "We are excited to be working on an antagonist for the OXER1 receptor, providing a significant opportunity in a large and growing global eosinophil-driven diseases market. We hope that LMNL6326 could be a potential product candidate for the treatment of eosinophil-driven diseases which may include eosinophilic asthma and atopic dermatitis."

Eosinophil-driven diseases (EDD) such as eosinophilic asthma and atopic dermatitis  represent a significant area of unmet need in global health. According to the World Health Organisation, globally, asthma, including eosinophilic and severe asthma, affected an estimated 262 million people in 2019 and caused 455,000 deaths.

Market Watch Research has estimated that the global eosinophilic and severe asthma markets are expected to reach USD $127 million by 2029. Published research has estimated the prevalence of atopic dermatitis to be 15-20% in children and 1-3% in adults, and the incidence has increased by 2 to 3-fold during the past decades in industrialized countries. Based on data from Future Market Insights, it is expected that the growing global atopic dermatitis market may reach USD $7.6 billion by 2029. The proposed indication area for our OXER1 antagonist program has not been finalised.

GPR84 Antagonist Development Program

The Company is also pleased to report advancement of CTA enabling in vivo studies evaluating LMNL6511, our GPR84 antagonist candidate selected for clinical development. Data from these preclinical studies supports progression towards a CTA filing for a Phase 1 first-in-human clinical trial in healthy subjects in the second half of 2023.

"The significant advancement of in vivo preclinical studies is an integral step towards the CTA filing for our GPR84 antagonist program," stated Gary Bridger, Interim Chief Scientific Officer of Liminal BioSciences. "This data brings us closer to advancing LMNL6511 into first-in-human clinical trials where we hope to identify an early indicator of biological activity in humans."

Preclinical Study Results for our GPR84 Antagonist Development Program

Key takeaways from our IBD and NASH/liver related in vivo studies include:

Insights from NASH/liver related in-vivo experiments

  Results suggest that treatment with a small molecule GPR84 antagonist for 6 weeks could improve liver fibrosis and health in a model of diet-induced liver disease (High fat diet).

Insights from IBD in-vivo experiments

  Results showed a reduction in the number of indomethacin-induced lesions and macroscopic disease grade in rats dosed with LMNL6511.
  Results also showed an improvement in the albuminemia (indicating reduction in gut bleeding) in dosed animals.
  Our data supports a positive effect of LMNL6511 on indomethacin-induced gut inflammation in this animal model.

Insights from in-vitro experiments

•  Our results showed that LMNL6511 is a significantly more potent inhibitor of GPR84 than reported antagonists, including GLPG1205 which has since been discontinued, potentially leading to lower effective plasma concentrations in humans.

"We are pleased to have made progress with preclinical R&D work for LMNL6511, and to see results from various gold standard animal models," stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. While we have not yet finalised the proposed indication areas for the GPR84 antagonist program, this data will help to further refine the potential indication areas with a lead towards liver diseases and IBD."

GPR40 Agonist Development Program

The Company also reported that its GPR40 agonist discovery program is well underway and the Company aims to identify potent, low molecular weight GPR40 agonists without significant PPARy activity in 2023.

Corporate

The nomination of LMNL6326 as the lead preclinical candidate for the OXER1 antagonist represents a milestone event pursuant to the  share purchase agreement, or SPA, dated July 17, 2020, entered into between the Company and the selling shareholders listed thereto, wherein the Company acquired 100% of the issued and outstanding common shares of Fairhaven Pharmaceuticals Inc., or Fairhaven, a company with a preclinical research program of small molecule antagonists. As a result of the achievement of this milestone event, the Company has an obligation to pay an additional amount of $1,312,399 to the selling shareholders, in the proportions set out in the SPA, payable by issuing  a number of common shares of the Company equal to the amount of the milestone payment divided by the five-trading day volume weighted average trading price, or VWAP, of the Company's common shares on Nasdaq immediately preceding the milestone payment date.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptor pathways (GPCRs). The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of GPCR biology. The Company's pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward–looking information includes statements concerning, among other things: advancement of Liminal Biosciences' candidates or development programs, including the timing and outcome of the potential development of the Company's R&D programs such as the development of LMNL6511, LMNL6326 and our GPR40 agonist discovery program; the timing of initiation or nature of preclinical studies and clinical trials, including the expected filing of a clinical trial authorization or commencement of a Phase 1 clinical trial of LMNL6511 in the second half of 2023; the contemplated potential therapeutic areas of our product candidates, including IBD, NASH, liver or Eosinophilic mediated diseases; the potential for our development programs to address significant unmet medical needs. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic and other geopolitical tensions on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization opportunities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; our ability to add new development opportunities to our pipeline or to enter into strategic partnerships; our ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on the Nasdaq Capital Market; our expected cash runway and our ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets and general changes in economic conditions, including as a result of increased inflation, bank failures and rising interest rates. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal Biosciences' may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2023/02/c7672.html

%CIK: 0001351172

For further information: Corporate Contact: Shrinal Inamdar, Associate Director, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact: Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 08:00e 02-JUN-23